CERTIFICATE OF FORMATION
OF
KCI ANIMAL HEALTH, LLC

This Certificate of Formation of KCI Animal Health, LLC is being executed by the undersigned for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act.

1.	The name of the limited liability company (the “Company”) is KCI Animal Health, LLC.
2.The address of the registered office of the Company in the State of Delaware is Corporation Trust Center, 1209 Orange Street, city of Wilmington, county of New Castle, Delaware 19801. The name of the registered agent of the Company at such address is The Corporation Trust Company.
IN WITNESS WHEREOF, the undersigned, an authorized person of the Company, has caused this Certificate of Formation to be duly executed this 16th day of September 2010.

William J. McDonough, Authorized Person